UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35628 / June 10, 2025

In the Matter of:

T. Rowe Price OHA Select Private Credit Fund
OHA Senior Private Lending Fund (U) LLC
T. Rowe Price OHA Flexible Credit Income Fund
OHA Private Credit Advisors LLC
OHA Private Credit Advisors II, L.P.
Oak Hill Advisors, L.P.
Oak Hill Advisors (Europe), LLP
OHA (UK) LLP
TRP OHA SPV Funding I, LLC
TRP OHA SPV Funding II, LLC
OCREDIT Investment S.à r.l.
OCREDIT UNI Investment S.à r.l.
ULEND Investment S.à r.l.
OFLEX Investment S.à r.l.
TRP OHA FCI SPV Funding I, LLC
TRP OHA FCI CA, LLC
and certain of their affiliated entities as described in Schedule A to the application

1 Vanderbilt, 16th Floor
New York, New York 10017-3978

812-15735

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

T. Rowe Price OHA Select Private Credit Fund, et al. filed an application on March 28, 2025,
and an amendment to the application on April 4, 2025 and May 7, 2025, requesting an order
under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule
17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections
17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain
registered closed-end management investment companies and business development companies
(collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and
with certain affiliated investment entities.

On May 13, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35583). The notice gave interested persons an opportunity to request a hearing and

stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15735) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.